EXHIBIT 99.8

Disclosure of Transactions in Own Shares

Paris, February 27, 2020 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 29, 2019 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from February 20, 2020 to February 26, 2020:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
20.02.2020	313,507	45.038	14,119,601	XPAR
20.02.2020	—	—	—	CHIX
20.02.2020	—	—	—	TRQX
20.02.2020	—	—	—	BATE
21.02.2020	593,335	44.220	26,237,328	XPAR
21.02.2020	—	—	—	CHIX
21.02.2020	—	—	—	TRQX
21.02.2020	—	—	—	BATE
24.02.2020	889,452	42.712	37,990,718	XPAR
24.02.2020	97,075	42.337	4,109,872	CHIX
24.02.2020	22,946	42.446	973,971	TRQX
24.02.2020	38,538	42.437	1,635,421	BATE
25.02.2020	746,634	41.520	30,999,928	XPAR
25.02.2020	—	—	—	CHIX
25.02.2020	—	—	—	TRQX
25.02.2020	—	—	—	BATE
26.02.2020	478,754	40.921	19,591,051	XPAR
26.02.2020	—	—	—	CHIX
26.02.2020	—	—	—	TRQX
26.02.2020	—	—	—	BATE

Total	3,180,241	42.656	135,657,890

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com